



PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL ANNOUNCES THE APPOINTMENT OF SCOTT JONES AS PRESIDENT

Montreal, October 20, 2005 – The Board of Directors and Mr. D. Bryan Jones, Chairman and CEO, of Novamerican Steel Inc. **(NASDAQ: TONS)** are pleased to announce the appointment of Mr. Scott B. Jones as President of the Corporation. Scott Jones has been a vice president, secretary and a director of the Corporation since April 1997 and has seventeen years of experience in the steel industry. Bryan Jones, formerly President of the Corporation, will remain as Chairman and CEO.

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. *Visit us at www.novamerican.com.*